UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: July 22, 2015		Signed:	/s/ Scott Cedergren
	By:	Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date: July 22, 2015		Signed:	/s/ Scott Cedergren
	By:	Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

Release: July 21, 2015

Canadian Pacific clarifies changes to Board of Directors

Calgary, AB – Canadian Pacific Railway Ltd. (TSX: CP) (NYSE: CP) issued the following statement in response to questions from investors and to address inaccurate speculation concerning the recent board resignations and the health of CEO E. Hunter Harrison:

On July 3, 2015, CP director Stephen Tobias notified CP Board Chairman Gary Colter that he was prepared to resign from the board at a date of the board’s choosing.

In consultation with Krystyna Hoeg, the Chair of the Nominating and Governance Committee, Mr. Colter caused the company to issue a press release stating that Mr. Tobias had resigned from the board as of June 29, 2015. The company has subsequently corrected this error.

Mr. Colter caused this press release to be issued without consulting with the board and without seeking board action to accept Mr. Tobias’ offer to resign.

Because Mr. Tobias was a continuing director of the company through June 30, a majority of CP’s directors were U.S. citizens, and thus CP is no longer eligible for the SEC’s Foreign Private Issuer Exemption and will become a U.S. Issuer beginning in 2016.

The CP board is committed to the highest standards of corporate governance, and strives to be exemplary in this respect. Consistent with this philosophy, Mr. Colter and Ms. Hoeg offered to resign in light of how this issue was handled. The board unanimously accepted their resignations.

Concerning Mr. Harrison’s health, Mr. Harrison recently had stents implanted in order to improve circulation and reduce cramping in his legs. In addition, Mr. Harrison is recovering from a mild bout of pneumonia which has restricted his travel. His full recovery is expected in the coming weeks. He remains actively engaged in the company’s business, but elected not to travel to Calgary to participate in this morning’s earnings call.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Martin Cej

Tel: 403-319-7298

martin_cej@cpr.ca

24/7 Media Pager: 855-242-3674

Investment Community

Nadeem Velani

Tel: 403-319-3591

email: investor@cpr.ca